Exhibit 99.1

CHINA SUNERGY FILES PETITION FOR REC WAFER INJUNCTION EXTENSION
AND SERVES LEGAL WRIT IN NORWAY

NANJING, China, October 13, 2009 -- China Sunergy Co., Ltd. (Nasdaq: CSUN), a specialized solar cell manufacturer based in Nanjing, China, has delivered a petition for an extension of the existing injunction related to the REC Wafer situation to the Norwegian court, as well as filing a legal writ regarding the legal status of REC Wafer Norway AS as a rightful party to any existing contract.

On September 11th, 2009 China Sunergy obtained an injunction at a district court in Norway against REC Wafer Norway AS, prohibiting REC from drawing on certain bank guarantees. The current injunction lasts until October 15th, 2009 and China Sunergy has now delivered a petition for an extension to the Norwegian court.

Along with the petition, China Sunergy has served a writ at the same court in Norway claiming that REC Wafer Norway AS is not, and has never been, a party to the contract entered into between China Sunergy and the dissolved company REC SiTech AS. Consequently REC Wafer Norway AS is not, and has never been, entitled to claim any position according to the terminated contract.

The current actions relate back to September 9th, 2009, when REC Wafer Norway AS terminated the Agreement for the Supply of Monocrystalline Silicon Ingots and/or Wafers entered into between China Sunergy and the dissolved company REC SiTech AS in 2008. At that time, REC Wafer Norway AS demanded payment according to three on-demand bank guarantees, for a total of USD 50 million, issued by Nordea Bank Norge ASA on behalf of China Sunergy as principal and three Chinese banks as sub-guarantors. China Sunergy disputes REC Wafer Norway AS’ position as beneficiary to the bank guarantees as well as their position as a party to the contract. This view is supported by China Sunergy’s legal counsel in Norway and England.

About China Sunergy Co., Ltd.

China Sunergy Co., Ltd. (Nasdaq: CSUN) ("China Sunergy") is a specialized manufacturer of solar cell products in China. China Sunergy manufactures solar cells from silicon wafers utilizing crystalline silicon solar cell technology to convert sunlight directly into electricity through a process known as the photovoltaic effect. China Sunergy sells solar cell products to Chinese and overseas module manufacturers and system integrators, who assemble solar cells into solar modules and solar power systems for use in various markets. For more information please visit http://www.chinasunergy.com .

For further information contact:

Peter Schmidt
FD Asia
Tel:   +86-10-8591-1953
Email: peter.schmidt@fd.com

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements. These forward-looking statements and are based on current expectations, assumptions, estimates and projections about the company and the industry, and involve known and unknown risks and uncertainties, including but not limited to, the company’s ability to raise additional capital to finance the company’s activities; the effectiveness, profitability, and the marketability of its products; the economic slowdown in China and elsewhere and its impact on the company’s operations; demand for and selling prices of  the company’s products; the future trading of the common stock of the company; the ability of the company to operate as a public company; the period of time for which its current liquidity will enable the company to fund its operations; the company’s ability to protect its proprietary information; general economic and business conditions; the volatility of the company’s operating results and financial condition; the company’s ability to attract or retain qualified senior management personnel and research and development staff; future shortage or availability of the supply of raw materials; impact on cost-competitiveness as a result of entering into long-term arrangements with raw material suppliers and other risks detailed in the company’s filings with the Securities and Exchange Commission. The company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in its expectations, except as may be required by law. Although the company believes that the expectations expressed in these forward looking statements are reasonable, they cannot assure you that their expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

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